UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-40413

Quipt Home Medical Corp.

(Translation of registrant’s name into English)

1019 Town Drive

Wilder, Kentucky 41076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

EXPLANATORY NOTE

This Amendment to the Report on Form 6-K for the month of February 2023, furnished to the Securities and Exchange Commission on February 16, 2023, is being filed to incorporate by reference Exhibits 99.1 and 99.2 to this Form 6-K/A into the registrant’s Registration Statement on Form F-10/A (File No. 333-260363).

EXHIBIT INDEX

Exhibit	Description
99.1*	Form 51-102F4 Business Acquisition Report
99.2	Consent of Grant Thornton LLP.

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quipt Home Medical Corp.

Date: May 15, 2023	/s/ Hardik Mehta
Chief Financial Officer